LOCUST WALK SECURITIES, LLC
FINANCIAL STATEMENT
PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2023

LOCUST WALK SECURITIES, LLC
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Locust Walk Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC (the Company) as of December 31, 2023 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2020.

Portland, Maine
March 22, 2024

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$ 790,522
Accounts receivable	125,000
Accounts receivable from Parent	1,714,741
Accounts receivable from Affiliate	90,701
Prepaid expenses	24,843
Total Assets	$ 2,745,807

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 26,250
Total Liabilities	26,250
Member's Equity	2,719,557
Total liabilities and member's equity	$ 2,745,807

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company ("LLC"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising for clients. The Company is a wholly owned subsidiary of Locust Walk Partners LLC (the "Parent").

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash
The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Clearing Firm Deposit
The Company had a Tri-Party Clearing Agreement in which a broker introduces the Company's customer and proprietary accounts into a clearing firm, so that the Company may indirectly obtain the benefits of the securities clearing services the broker obtains from the clearing firm. As a result of this agreement, the Company maintained a minimum $50,000 clearing deposit with the clearing firm. The Company terminated this agreement in 2023 and no longer maintains a minimum $50,000 clearing deposit with the clearing firm.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Effective January 1, 2023, the Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense in earnings. As of December 31, 2023, the Company did not have an allowance for credit losses established since, based on the Company's analysis, the Company does not expect any credit losses over the life of its financial assets. Bad debts are written off against the allowance when identified. The Company adopted ASC 326-20 using the modified retrospective method which did not result in any impact to member's equity. As of December 31, 2022, accounts receivable was $250,000.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Concentrations of Credit Risk

The Company maintains cash accounts at financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of these financial institutions and believes that any potential credit loss is minimal.

Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates and those differences could be significant.

Income Taxes

The Company, with the consent of its Parent, has elected to be treated as a single member LLC for federal and state income tax purposes. Thus, taxable income (or loss) is passed through to the Parent of the Company, and not taxed at the Company level. Thus, there is no provision or liability for income taxes in this financial statement.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statement.

The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2023. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $764,272 which was $664,272 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023 was .03 to 1.

4. CONCENTRATIONS

One client accounted for 100% of accounts receivable as of December 31, 2023.

5. COMMITMENTS AND CONTINGENCIES

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of December 31, 2023, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

6. RELATED PARTIES

The Company has an Expense Sharing Agreement in place with the Parent for services that are shared and paid or received by the Parent. In addition, the Company has an Expense Sharing Agreement with Locust Walk Services Corporation, a related party through common ownership, (the "Affiliate"), for administrative and other expenses that are shared and paid by the Affiliate. As of December 31, 2023, expenses shared totaled $90,860. The expenses shared were $57,545 with the Parent and $33,315 with the Affiliate.

The Parent and Affiliate may also pay expenses on behalf of the Company and the Company may pay expenses on behalf of the Parent and Affiliate. The Company, Parent, and Affiliate reimburse one another for these expenses as well as the shared expenses. The amounts not yet reimbursed for expenses reimbursable to the Company from the Parent have been included in accounts receivable from Parent in the accompanying statement of financial condition, in the amount of $1,714,741 and amounts reimbursable from the Affiliate are included in accounts receivable from Affiliate in the amount of $90,701.

During the year ended December 31, 2023, the Company made capital distributions to the Parent totaling $1,742,934.

7. SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on this financial statement. Management's evaluation was completed on March 22, 2024, the date this financial statement was issued.